Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Baozun Inc., you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

(1) PROPOSALS FOR GENERAL MANDATES TO

ISSUE SHARES AND TO BUY BACK SHARES;

(2) RE-ELECTION OF DIRECTORS;

(3) PROPOSED AMENDMENTS TO THE

ARTICLES OF ASSOCIATION AND ADOPTION OF NEW MEMORANDUM AND

ARTICLES OF ASSOCIATION; AND

(4) NOTICE OF ANNUAL GENERAL MEETING

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” in this circular.

A notice convening the Annual General Meeting to be held at 9/F, The Rays, 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Wednesday, June 18, 2025 at 3:00 p.m. is set out on pages 33 to 37 of this circular. A proxy form for use at the meeting is enclosed.

Only holders of the Shares of record as of the close of business on Monday, May 19, 2025, Hong Kong Time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the Annual General Meeting. Holders of ADSs as of the close of business on Monday, May 19, 2025, New York Time (the “ADS Record Date”) will be able to instruct JPMorgan Chase Bank, N.A., the holder of record of Class A ordinary shares represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 3:00 p.m. on Monday, June 16, 2025, Hong Kong Time at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the Annual General Meeting, and JPMorgan Chase Bank, N.A. must receive your ADS voting card (the “ADS Voting Card”) by no later than 9:00 a.m. on Tuesday, June 10, 2025, New York Time to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

*    for identification purposes only

May 16, 2025

i

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

“ ADS(s)”	American Depositary Shares (each representing three Class A ordinary shares)

“Annual General Meeting”	the annual general meeting to be convened by the Company on Wednesday, June 18, 2025 at 3:00 p.m., Hong Kong Time

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“ CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“Class A ordinary shares”	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on any resolution tabled at the Company’s general meeting

“close associate(s)”	has the meaning ascribed to it under the Listing Rules

“Companies Act”	the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands

“ Company”	Baozun Inc., an exempted company incorporated in the Cayman Islands with limited liability on December 17, 2013 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

DEFINITIONS

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“core connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries from time to time

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Issue and Resale Mandate”	the general mandate to the Board to exercise the power of the Company to allot, issue and deal with new Class A ordinary shares and/or ADSs, and/or to resell treasury shares of the Company not exceeding 20% of the total number of the issued Shares (excluding treasury shares) as of the date of passing the ordinary resolution approving such mandate

“Latest Practicable Date”	May 13, 2025, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended, supplemented or otherwise modified from time to time

“Memorandum and Articles of Association”	the memorandum of association and articles of association of the Company

“Nominating and Corporate Governance Committee”	the nominating and corporate governance committee of the Board

“PRC”	the People’s Republic of China

DEFINITIONS

“Proposed Articles Amendments”	the proposed amendments to the existing Articles of Association set out in Appendix III to this circular

“RMB”	Renminbi, the lawful currency of the PRC

“RSU(s)”	the restricted share units

“ SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“ Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Share Buy-back Mandate”	the general mandate to the Board to exercise the power of the Company to buy back Class A ordinary shares and/or ADSs not exceeding 10% of the total number of the issued Shares (excluding treasury shares) as of the date of passing the ordinary resolution approving such mandate

“Shareholder(s)”	holder(s) of the Share(s)

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs

“treasury shares”	has the meaning ascribed to it under the Listing Rules (as applicable)

“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Vincent Wenbin Qiu and Mr. Junhua Wu, being the beneficial owners of the Class B ordinary shares, entitling each to weighted voting rights

“%”	per cent

LETTER FROM THE BOARD

Baozun Inc.

寶尊電商有限公司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

Directors:	Registered Office:
Mr. Vincent Wenbin Qiu (Chairman)	Vistra (Cayman) Limited
Mr. Junhua Wu	P.O. Box 31119 Grand Pavilion
Mr. Satoshi Okada	Hibiscus Way
Dr. Jun Wang	802 West Bay Road
Ms. Bin Yu	Grand Cayman, KY1-1205
Cayman Islands

Independent Directors:	Principal Place of Business in Hong Kong:
Mr. Yiu Pong Chan	Room 1928, 19/F
Mr. Steve Hsien-Chieng Hsia	Lee Garden One
Mr. Benjamin Changqing Ye	33 Hysan Avenue
Causeway Bay
Hong Kong

May 16, 2025

To the Shareholders

Dear Sir or Madam,

(1) PROPOSALS FOR GENERAL MANDATES TO

ISSUE SHARES AND TO BUY BACK SHARES;

(2) RE-ELECTION OF DIRECTORS;

(3) PROPOSED AMENDMENTS TO THE

ARTICLES OF ASSOCIATION AND ADOPTION OF

NEW MEMORANDUM AND ARTICLES OF ASSOCIATION; AND

(4) NOTICE OF ANNUAL GENERAL MEETING

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting.

At the Annual General Meeting, ordinary resolutions will be proposed, among others, for the Shareholders to approve (i) the grant of the Issue and Resale Mandate and the Share Buy-back Mandate; (ii) the extension of the Issue and Resale Mandate to include Shares bought back pursuant to the Share Buy-back Mandate; and (iii) the re-election of Directors; and a special resolution will be proposed for the Shareholders to approve the proposed amendments to the Articles of Association and the adoption of the new Memorandum and Articles of Association.

*            for identification purposes only

LETTER FROM THE BOARD

SHARE BUY-BACK MANDATE

An ordinary resolution will be proposed at the Annual General Meeting for the Shareholders to consider and, if thought fit, grant the Share Buy-back Mandate. The Shares which may be bought back pursuant to the Share Buy-back Mandate not exceeding 10% of the total number of Shares in issue (excluding treasury shares) at the date of passing the resolution approving the Share Buy-back Mandate.

As of the Latest Practicable Date, the total number of Shares in issue was 189,109,424 Shares (with 2,533,803 Class A ordinary shares represented by 844,601 ADSs being repurchased but pending cancellation and 13,268,625 Class A ordinary shares represented by 4,422,875 ADSs held by the Company as treasury shares). Subject to the passing of the proposed ordinary resolution approving the granting of the Share Buy-back Mandate and assuming no further Shares are issued or bought back prior to the Annual General Meeting, the maximum number of Shares which may be bought back pursuant to the Share Buy-back Mandate will be 17,330,699 Class A ordinary shares (or 5,776,899 ADSs), representing 10% of the Company’s total issued share capital (excluding the above-mentioned Shares repurchased but pending cancellation and treasury shares) as of the Latest Practicable Date. An explanatory statement as required under the Listing Rules giving certain information regarding the Share Buy-back Mandate is set out in Appendix I to this circular.

The Share Buy-back Mandate will expire upon whichever occurs first: (i) the conclusion of the first annual general meeting of the Company following the passing of the ordinary resolution approving the grant of Share Buy-back Mandate at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws to be held; and (iii) the authority given under the ordinary resolution approving the Share Buy-back Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting of the Company.

ISSUE AND RESALE MANDATE

An ordinary resolution will be proposed at the Annual General Meeting for the Shareholders to consider and, if thought fit, grant the Issue and Resale Mandate. The additional Shares or rights to subscribe for, or to convert securities into, additional Shares which may be allotted and issued together with the treasury shares of the Company which may be resold pursuant to the Issue and Resale Mandate shall not exceed 20% of the total number of Shares in issue (excluding treasury shares) on the date of passing the resolution approving the Issue and Resale Mandate. As of the Latest Practicable Date, the Company had 189,109,424 Shares in issue (with 2,533,803 Class A ordinary shares represented by 844,601 ADSs being repurchased but pending cancellation, and 13,268,625 Class A ordinary shares represented by 4,422,875 ADSs held by the Company as treasury shares). Subject to the passing of the proposed ordinary resolution approving the granting of the Issue and Resale Mandate and assuming no further Shares are issued or bought back prior to the Annual General Meeting, the Company would be allowed under the Issue and Resale Mandate to allot, issue and deal with new Class A ordinary shares and/or ADSs, and/or to resell treasury shares of the Company, involving a maximum of 34,661,399 Class A ordinary shares (or 11,553,799 ADSs), representing 20% of the Company’s total issued share capital (excluding the above-mentioned Shares repurchased but pending cancellation and treasury shares) as of the Latest Practicable Date.

LETTER FROM THE BOARD

The Issue and Resale Mandate will expire upon whichever occurs first: (i) the conclusion of the first annual general meeting of the Company following the passing of the ordinary resolution approving the grant of Issue and Resale Mandate at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (iii) the authority given under the ordinary resolution approving the Issue and Resale Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting of the Company.

Subject to the passing of the aforesaid ordinary resolutions of the Share Buy-back Mandate and Issue and Resale Mandate, a separate ordinary resolution will be proposed at the Annual General Meeting for the Shareholders to consider and, if thought fit, approve the extension of the Issue and Resale Mandate by adding the number of Class A ordinary shares or ADSs bought back under the Share Buy-back Mandate, if granted, to the aggregate number of Class A ordinary shares or ADSs which may be allotted or agreed conditionally or unconditionally to be allotted and treasury shares of the Company which may be resold by the Directors pursuant to the Issue and Resale Mandate.

RE-ELECTION OF DIRECTORS

Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu will retire from office by rotation and being eligible, offer themselves for re-election at the Annual General Meeting.

Details of the Directors who are proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

Procedure and Process for Nomination of Directors

The Board has delegated the responsibility of Director nomination to the Nominating and Corporate Governance Committee. According to the Nominating and Corporate Governance Committee Charter, the Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board and ensure that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds. The Nominating and Corporate Governance Committee may from time to time recommend to the Board the nominees for election to the Board.

LETTER FROM THE BOARD

With an aim to ensure the Board achieves a balance among skills, experience, knowledge and diverse perspectives, which meets the Company’s business requirements, the Nominating and Corporate Governance Committee will take into account the following criteria with due consideration for the assessment, selection and recommendation to the Board of the proposed Director. The criteria include but not limited to:

•	Reputation for integrity

•	Accomplishment and experience in respect of e-commerce industry and other relevant industries

•	Commitment in respect of available time and relevant interest

•	Diversity in all its aspects, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service

•	Compliance with the independence requirements of the Listing Rules, the NASDAQ, U.S. securities laws and any other applicable laws or regulations (subject to any available exception) for the appointment or reappointment of independent directors

The Nominating and Corporate Governance Committee will take into account the following criteria with due consideration to assess and recommend to the Board of one or more retiring Directors subject to re-appointment. The criteria include but not limited to:

•	The overall contribution and service of the retiring Director(s) to the Company, including but not limited to the level of participation and performance of the retiring Director(s) as a member of the Board and/or the committees; and

•	Whether the retiring Director(s) continue to meet the criteria set out above.

In addition to these criteria, the Nominating and Corporate Governance Committee will take into account factors set out in Rules 3.10(2) and 3.13 of the Listing Rules and other factors determined by the Nominating and Corporate Governance Committee with due consideration to assess and recommend one or more candidates to serve as an independent Director.

The Nominating and Corporate Governance Committee will make recommendations to the Board for the appointment of Directors in accordance with the following procedures and processes:

(a)	The Nominating and Corporate Governance Committee will, after giving due consideration to the current composition and size of the Board, invite nominations of candidates from members of the Board for consideration by the Nominating and Corporate Governance Committee when necessary. The Nominating and Corporate Governance Committee may also propose candidates who are not nominated by members of the Board;

LETTER FROM THE BOARD

(b)	The Nominating and Corporate Governance Committee shall conduct adequate due diligence on the proposing candidate when evaluating the suitability of the candidates;

(c)	Upon considering the suitability of a candidate for the directorship, the Nominating and Corporate Governance Committee will hold a meeting and/or by way of a written resolution, if thought fit, to approve the recommendations to the Board for appointment;

(d)	The Nominating and Corporate Governance Committee will then make recommendations to the Board in respect of the proposed appointment. The Compensation Committee will then make recommendations on the remuneration package of the proposed Director to the Board; and

(e)	The Board may arrange for the selected candidates to be interviewed by the members of the Board who are not members of the Nominating and Corporate Governance Committee, and the Board will thereafter deliberate and decide the appointment (as the case may be).

Recommendation of the Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee having reviewed the Board’s composition, nominated Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu to the Board for it to recommend to the Shareholders for re-election at the Annual General Meeting. The nominations were made in accordance with the procedures set out above and the diversity aspects (including without limitation, gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service), and took into account the merits of the candidates as set out in Appendix II of this circular. The Nominating and Corporate Governance Committee is of the view that each of the Directors proposed to be re-elected will provide valuable contributions and objective and balanced views to the Board in relation to the Company’s affairs and, having considered the depth and breadth of professional experience, skills and knowledge of each of them, is satisfied that each of them will continue to contribute to the diversity of the Board.

Accordingly, the Nominating and Corporate Governance Committee has nominated, and the Board has recommended, all the above retiring Directors, namely Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu, to stand for re-election as Directors at the Annual General Meeting.

LETTER FROM THE BOARD

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND ADOPTION OF NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board proposes (a) to make certain amendments to the current Articles of Association for the purpose of, inter alia, (i) bringing the Articles of Association in line with the Core Shareholder Protection Standards set out in Appendix A1 of the Listing Rules which require, among others, the holding of general meetings which shareholders can attend virtually with the use of technology and cast votes by electronic means, and (ii) making other house-keeping amendments to clarify, update and/or modify certain provisions of the Articles of Association in accordance with, or to better align with the applicable laws; and (b) to adopt the Seventh Amended and Restated Memorandum and Articles of Association incorporating and consolidating all the Proposed Articles Amendments.

Further details of the Proposed Articles Amendments (marked-up against the relevant provisions of the existing Articles of Association) are set out in Appendix III to this circular.

The legal advisers to the Company as to Hong Kong laws and the Cayman Islands laws have respectively confirmed that the Proposed Articles Amendments are not inconsistent with the applicable requirements of the Listing Rules and the laws of the Cayman Islands. The Company also confirms that there is nothing unusual in the Proposed Articles Amendments from the perspective of a Cayman Islands company listed on the Stock Exchange.

The Proposed Articles Amendments and the adoption of the Seventh Amended and Restated Memorandum and Articles of Association are subject to the Shareholders’ approval by way of special resolution at the Annual General Meeting.

GENERAL

1.	Annual General Meeting

The Annual General Meeting will be held at 9/F, The Rays, 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Wednesday, June 18, 2025 at 3:00 p.m.. Notice of the Annual General Meeting is set out on pages 33 to 37 of this circular.

A proxy form for use at the Annual General Meeting is enclosed. You can review and download this circular and the proxy form at the “Investor Relations – Shareholder Meeting” section of the Company’s website at http://ir.baozun.com, the website of the U.S. Securities and Exchange Commission at www.sec.gov and the website of the Stock Exchange at www.hkexnews.hk. Whether or not you are able to attend the Annual General Meeting in person, you are requested to complete the proxy form in accordance with the instructions printed thereon and return it to the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof (as the case may be). Completion and delivery of the proxy form will not preclude you from attending and voting in person at the Annual General Meeting or at any adjournment thereof if you so wish.

LETTER FROM THE BOARD

2.	Record date, share ownership and quorum

Only holders of the Shares of record as of the close of business on the Ordinary Shares Record Date, being Monday, May 19, 2025, Hong Kong Time are entitled to attend and vote at the Annual General Meeting. The register of members of the Company was closed from Wednesday, May 14, 2025 to Monday, May 19, 2025 (both days inclusive), in order to determine the eligibility of the Shareholders to attend and vote at the Annual General Meeting.

Holders of ADSs issued by JPMorgan Chase Bank, N.A., as depositary of the ADSs, each representing three Class A ordinary shares do not have direct right to attend or vote at the Annual General Meeting under the Company’s currently effective Memorandum and Articles of Association. Holders of ADSs as of the close of business on the ADS Record Date, being Monday, May 19, 2025, New York Time will be able to instruct JPMorgan Chase Bank, N.A., the holder of record of Class A ordinary shares represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. JPMorgan Chase Bank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the Annual General Meeting the Class A ordinary shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders.

One or more Shareholders holding Shares which represent, in aggregate, not less than one-tenth (1/10) of the votes attaching to all issued and outstanding Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

3.	Voting and solicitation

Each Class A ordinary share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the Annual General Meeting. Each Class B ordinary share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to ten votes at the Annual General Meeting. A resolution put to the vote at the Annual General Meeting will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded by (i) the chairman of the Annual General Meeting, or (ii) any Shareholder present in person or by proxy (or in the case of a Shareholder being a corporation or other non-natural person, by its duly authorized representative) with a right to attend and vote at the meeting. A Shareholder who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution. For the avoidance of doubt, holders of treasury shares of the Company (if any) shall abstain from voting on matters that require Shareholders’ approval at the Company’s general meetings. The results of the poll will be published on the Company’s website (www.baozun.com) and the website of the Stock Exchange (www.hkexnews.hk) pursuant to Rule 13.39(5) of the Listing Rules.

LETTER FROM THE BOARD

4.	Voting by holders of Shares

When proxy forms are properly dated, executed and returned by holders of Shares to the mailing address set forth in the proxy form by no later than 3:00 p.m. on Monday, June 16, 2025, Hong Kong Time (the deadline for the return of such proxy forms), the Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the Annual General Meeting acts as proxy and is entitled to exercise his discretion, he is likely to vote the Shares for the resolutions. As to any other business that may properly come before the Annual General Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of Shares abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

5.	Voting by holders of ADSs

As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A., in its capacity as depositary of the ADSs, may attend and vote those Class A ordinary shares at the Annual General Meeting.

We have requested JPMorgan Chase Bank, N.A., as depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the Annual General Meeting, the proxy statement and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A ordinary shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs, JPMorgan Chase Bank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to JPMorgan Chase Bank, N.A. in a timely manner, in which case the Class A ordinary shares underlying your ADSs may not be voted in accordance with your wishes.

JPMorgan Chase Bank, N.A. must receive your ADS Voting Card by no later than 9:00 a.m. on Tuesday, June 10, 2025, New York Time to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

LETTER FROM THE BOARD

6.	Revocability of proxies and ADS Voting Cards

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Shares only, by attending the Annual General Meeting and voting in person at the Annual General Meeting.

TYPHOON AND RAINSTORM ARRANGEMENTS

In case Typhoon Signal No. 8 or above is hoisted, or a Black Rainstorm Warning Signal or “extreme conditions caused by a super typhoon” announced by the Government of Hong Kong is/are in force in Hong Kong, at or at any time after 12:00 noon on the date of the meeting, the meeting will be adjourned. The Company will post an announcement on the Company’s website (www.baozun.com) and the website of the Stock Exchange (www.hkexnews.hk) to notify Shareholders of the date, time and place of the adjourned meeting.

The meeting will be held as scheduled when an Amber or Red Rainstorm Warning Signal is in force in Hong Kong. Shareholders should decide on their own whether they would attend the meeting under bad weather conditions bearing in mind their own situation.

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

RECOMMENDATIONS

The Board considers that (i) the grant of the Issue and Resale Mandate and the Share Buy-back Mandate; (ii) the extension of the Issue and Resale Mandate to include Shares bought back pursuant to the Share Buy-back Mandate; (iii) the re-election of Directors; and (iv) the proposed amendments to the Articles of Association and the adoption of the Seventh Amended and Restated Memorandum and Articles of Association are in the best interests of the Company and the Shareholders as a whole and recommends the Shareholders to vote in favour of the proposed resolutions.

By order of the Board Baozun Inc. Mr. Vincent Wenbin Qiu Chairman

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

This explanatory statement provides information required under the Listing Rules to be given to Shareholders in connection with the proposed Share Buy-back Mandate to be granted to the Directors. The Directors confirm that neither this explanatory statement nor the proposed share buy-backs pursuant to the Share Buy-back Mandate has any unusual features.

1.	SHARE CAPITAL

As of the Latest Practicable Date, the Company had 189,109,424 Shares in issue (with 2,533,803 Class A ordinary shares represented by 844,601 ADSs being repurchased but pending cancellation, and 13,268,625 Class A ordinary shares represented by 4,422,875 ADSs held by the Company as treasury shares). Subject to the passing of the ordinary resolution for the approval of the Share Buy-back Mandate, for illustrative purposes only and assuming no further Shares are issued or bought back between the Latest Practicable Date and the date of the Annual General Meeting, the Company would be allowed under the Share Buy-back Mandate to buy back a maximum of 17,330,699 Class A ordinary shares (or 5,776,899 ADSs), representing 10% of the Company’s total issued share capital (excluding the above-mentioned Shares repurchased but pending cancellation and treasury shares) as of the Latest Practicable Date.

2.	REASONS FOR SHARE BUY-BACK

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Class A ordinary shares and/or ADSs in the market. When exercising the Share Buy-back Mandate, the Directors may, subject to market conditions and the Company’s capital management needs at the relevant time of the buy-backs, resolve to cancel the Class A ordinary shares and/or ADSs bought back following settlement of any such buy-back or hold them as treasury shares. Class A ordinary shares and/or ADSs bought back for cancelling may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Class A ordinary share and/or ADS and/or its earnings per Class A ordinary share and/or ADS. On the other hand, Class A ordinary shares and/or ADSs bought back and held by the Company as treasury shares may be resold on the market at market prices to raise funds for the Company, or transferred or used for other purposes, subject to compliance with the Listing Rules, the Memorandum and Articles of Association, and the laws of the Cayman Islands.

The Directors have no present intention to cause the Company to buy back any Class A ordinary shares and/or ADSs and they would exercise the power to buy back only in circumstances where they consider that the buy-back would be in the best interests of the Company and Shareholders.

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

3.	FUNDING OF SHARE BUY-BACK

In making the buy-backs, the Company may only apply funds legally available for such purposes in accordance with the Memorandum and Articles of Association, the Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

4.	IMPACT OF SHARE BUY-BACK

The Directors consider that the exercise of the Share Buy-back Mandate in full will not have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its latest published audited accounts as of December 31, 2024).

The Directors do not intend to exercise the Share Buy-back Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital or the gearing position which in the opinion of the Directors is from time to time appropriate for the Company.

For any treasury shares of the Company deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company shall, upon approval by the Board implement the below interim measures which include (without limitation): (i) procuring its broker not to give any instructions to HKSCC to vote at general meetings for the treasury shares deposited with CCASS; (ii) in the case of dividends or distributions (if any and where applicable), withdrawing the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the relevant record date for the dividend or distributions; or (iii) taking any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury shares.

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

5.	SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months preceding the Latest Practicable Date were as follows:

	Share Prices (per Share)
	Highest	Lowest
	HK$	HK$
2024
May	8.46	6.75
June	7.04	5.39
July	7.33	6.02
August	6.40	5.30
September	9.36	5.45
October	11.26	7.71
November	8.18	6.08
December	9.59	6.12

2025
January	7.92	6.90
February	9.85	7.88
March	9.14	7.29
April	7.30	5.46
May (up to the Latest Practicable Date)	9.80	6.80

6.	GENERAL

The Directors will, so far as the same may be applicable, exercise the power of the Company to make buy-backs pursuant to the Share Buy-back Mandate and in accordance with the Listing Rules and the laws of the Cayman Islands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their close associates have any present intention to sell their Shares to the Company in the event that the Share Buy-back Mandate is approved by the Shareholders.

No core connected persons of the Company have notified the Company that he/she/it has a present intention to sell his/her/its Shares to the Company nor has undertaken not to do so, in the event that the Share Buy-back Mandate is granted by the Shareholders.

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

7.	THE TAKEOVERS CODE

If, on the exercise of the power to buy back Class A ordinary shares and/or ADSs pursuant to the Share Buy-back Mandate, a Shareholder’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As of the Latest Practicable Date, to the best knowledge and belief of the Directors, Mr. Vincent Wenbin Qiu, through a company wholly-owned by him, owned 10 Class A ordinary shares and 9,410,369 Class B ordinary shares, and beneficially owned 3,619,366 Class A ordinary shares (excluding 810,000 Class A ordinary shares underlying unvested restricted share units), representing approximately 33.35% voting rights in the Company with respect to Shareholders’ resolutions. As such, in the event that the Directors exercise the Share Buy-back Mandate in full, it may give rise to an obligation of Mr. Vincent Wenbin Qiu to make a mandatory offer under the Takeovers Code. Nevertheless, the Directors have no present intention to exercise the Share Buy-back Mandate to such extent as would result in any Shareholders being required to make a mandatory offer under the Takeovers Code.

The Listing Rules prohibit a company from conducting a share buy-back on the Stock Exchange if the result of the share buy-back would be that less than 25% (or such other prescribed minimum percentage as determined by the Stock Exchange) of the issued share capital (excluding treasury shares) would be in public hands. The Directors do not propose to buy back Shares which would result in less than the prescribed minimum percentage of Shares in public hands.

8.	SHARE BUY-BACK MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company bought back from the market a total of 1,675,485 ADSs listed on Nasdaq Global Select Market in the United States as follows:

Date of buy-back	No. of ADSs bought back	Highest price per ADS	Lowest price per ADS
		US$	US$
November 26, 2024	49,011	2.60	2.55
November 27, 2024	49,432	2.77	2.70
November 29, 2024	45,972	2.65	2.50
December 2, 2024	49,097	2.84	2.57

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

Date of buy-back	No. of ADSs bought back	Highest price per ADS	Lowest price per ADS
		US$	US$
December 3, 2024	49,100	2.71	2.60
December 4, 2024	50,000	2.62	2.47
December 5, 2024	50,000	2.44	2.39
December 6, 2024	48,201	2.48	2.42
December 9, 2024	49,800	3.12	2.76
December 10, 2024	49,900	2.86	2.66
December 11, 2024	48,623	2.81	2.68
December 12, 2024	49,283	2.81	2.71
December 13, 2024	49,429	2.78	2.65
December 16, 2024	50,000	3.76	2.93
December 17, 2024	49,898	3.53	3.13
December 18, 2024	49,520	3.28	3.12
December 19, 2024	49,208	3.18	3.03
December 20, 2024	49,800	3.23	3.09
December 23, 2024	49,433	3.13	2.99
December 24, 2024	50,000	3.35	3.13
December 26, 2024	49,609	3.22	2.92
December 27, 2024	50,000	3.08	2.88
December 30, 2024	49,693	2.89	2.68
December 31, 2024	50,000	2.82	2.70
January 3, 2025	49,800	2.92	2.79
January 6, 2025	50,000	3.03	2.87
January 7, 2025	50,000	3.09	2.97
January 8, 2025	49,588	3.00	2.92
January 10, 2025	49,498	2.88	2.74
January 13, 2025	49,664	2.73	2.67
January 14, 2025	48,511	2.81	2.70
January 15, 2025	46,273	2.87	2.79
January 16, 2025	49,022	2.85	2.75
January 17, 2025	48,120	2.95	2.84

Save as disclosed above, during the six months prior to the Latest Practicable Date, the Company had not bought back any Shares or ADSs (whether on the Stock Exchange, Nasdaq Global Select Market or otherwise).

APPENDIX II	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

The biographical details of the Directors proposed to be re-elected at the Annual General Meeting are set out as follows:

Mr. Satoshi Okada, aged 66, has served as a member on our board since October 2014. Mr. Okada has also served as a director at Alibaba.com Japan since October 2008, and a director of certain entities that are subsidiaries of Alibaba Group, and as a director of GDS Holdings Limited, a China-based developer and operator of high-performance data centers listed on The Nasdaq Stock Market since 2014. From April 2000 to January 2005, Mr. Okada had held various management positions within the Softbank Corp. group. He also served as director at Tsubasa Corporation from 2014 to 2022, Alibaba.com Limited from 2007 to 2012, Ariba Japan K.K., a technology company, from January 2001 to January 2005 and DeeCorp Limited, a software company, from February 2005 to March 2006.

Mr. Okada has entered into a director agreement with the Company for a term of three years, renewable upon expiry of the term, which may be terminated by prior notice in writing served by either party on the other. Mr. Okada shall be subject to retirement by rotation at least once every three years. Mr. Okada is not entitled to any directors’ fee.

As of the Latest Practicable Date, Mr. Okada was interested in 50,001 Class A ordinary shares.

Save as disclosed above, as of the Latest Practicable Date, Mr. Okada (i) did not hold other positions in the Company; (ii) had not held other directorships in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) did not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company; and (iv) did not have any interests in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as of the Latest Practicable Date, there was no other information relating to Mr. Okada that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matters concerning Mr. Okada that need to be brought to the attention of the Shareholders.

Dr. Jun Wang, aged 47, has served as a member on our board since June 2024. He is the founding partner of ACCF Capital, established in June 2021, which holds Champion Kerry Inc. Prior to founding ACCF Capital with focus on consumer and technology investment across Asia Pacific region, Dr. Wang was a founding member and partner of L Catterton Asia from June 2010 to January 2021. Dr. Wang served as a non-executive director of Mulsanne Group Holding Limited (stock code: 1817) from August 2019 to March 2022, a company listed on the Stock Exchange and a director of Secoo Holding Limited (NASDAQ: SECO) from July 2020 to April 2022, a company listed on NASDAQ. From October 2008 to March 2010, he served as a Senior Associate at McKinsey & Company and worked as a Manager at Procter & Gamble Company from 2003 to 2006. Dr. Wang obtained his MBA from Harvard Business School in 2008, a D.Phil. in Chemistry from Oxford University in 2002, and a B.Sc. from Peking University, China in 1998.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

Dr. Wang has entered into a director agreement with the Company for a term of three years, renewable upon expiry of the term, which may be terminated by prior notice in writing served by either party on the other. Dr. Wang shall be subject to retirement by rotation at least once every three years. Dr. Wang is not entitled to any directors’ fee.

As of the Latest Practicable Date, Dr. Wang is interested in 26,469,422 Class A ordinary shares of the Company held by Champion Kerry Inc., a company controlled by him.

Save as disclosed above, as of the Latest Practicable Date, Dr. Wang (i) did not hold other positions in the Company; (ii) had not held other directorships in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) did not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company; and (iv) did not have any interests in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as of the Latest Practicable Date, there was no other information relating to Dr. Wang that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matters concerning Dr. Wang that need to be brought to the attention of the Shareholders.

Ms. Bin Yu, aged 55, served as our independent Director from May 2015 to May 2023. Following her tenure as an independent Director, Ms. Yu has been appointed as a consultant to the Company since May 2023 and has rejoined our board as a member since June 14, 2024. She served as the chief financial officer for Lingochamp Information Technology (Shanghai) Co., Ltd. from 2017 to 2020. Ms. Yu has served as an independent director of Zero2IPO Holdings Inc. since 2020, iDreamSky Technology Holdings Limited since 2018, GDS Holdings Limited since 2016 and DPC Dash Ltd since December 2024, all of which are companies listed on the Hong Kong Stock Exchange. From 2015 to 2017, she served as the chief financial officer of Innolight Technology Corp. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company’s investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2011 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou’s predecessor, Tudou Holdings Limited. Prior to that, she worked at KPMG from 1999 to 2010 and was a senior manager of KPMG’s Greater China region. Ms. Yu received a master’s degree in accounting from the University of Toledo, and an EMBA from Tsinghua University and INSEAD, respectively. Ms. Yu is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio.

Ms. Yu has entered into a director agreement with the Company for a term of three years, renewable upon expiry of the term, which may be terminated by prior notice in writing served by either party on the other. Ms. Yu shall be subject to retirement by rotation at least once every three years. Ms. Yu is not entitled to any directors’ fee.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

As of the Latest Practicable Date, Ms. Yu is interested in 11,766 Class A ordinary shares of the Company. In addition, Ms. Yu is interested in 35,000 options and 5,043 restricted share units, representing equal number of Class A ordinary shares of the Company, granted under the share incentive plans of the Company which remain unexercised or unvested.

Save as disclosed above, as of the Latest Practicable Date, Ms. Yu (i) did not hold other positions in the Company; (ii) had not held other directorships in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) did not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company; and (iv) did not have any interests in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as of the Latest Practicable Date, there was no other information relating to Ms. Yu that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matters concerning Ms. Yu that need to be brought to the attention of the Shareholders.

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Details of the Proposed Articles Amendments are as follows:

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
Article 1.1	Addition	Article 1.1

“Communication Facilities”

means video, video-conferencing, internet or online conferencing applications, telephone or tele- conferencing and/or any other video-communication, internet or online conferencing application or telecommunication facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other and all Members’ rights to speak and vote at the meeting are maintained;

Article 1.1	Addition	Article 1.1

“Present”

means, in respect of any person, such person’s presence at a general meeting of Members, which may be satisfied by means of such person or, if a corporation or other non- natural person, its duly authorised representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being:

(a) physically present at the meeting; or

(b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
Article 1.1

“VIE”

means a consolidated variable interest entity through which the Company operates its business, including but not limited to Shanghai Zunyi Business Consulting Ltd., a company incorporated in the People’s Republic of China; and

Article 1.1

“VIE”

means a consolidated variable interest entity through which the Company operates its business, including but not limited to Shanghai Zunyi Business Consulting Ltd., a company incorporated in the People’s Republic of China; ~~and~~

Article 1.1	Addition	Article 1.1

“Virtual Meeting”

means any general meeting of members at which the Members and other permitted participants of such meeting (including, without limitation, the chairman of such meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities; and

Article 5.1	The Company shall maintain a Register of Members and every person whose name is entered as a Member in the Register of Members shall, without payment, be entitled to a certificate within two (2) months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the share or shares held by that person and the amount paid up thereon, provided that in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of the several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register of Members.	Article 5.1

The Company shall maintain a Register of Members and ~~every person whose name is entered as a Member in the Register of Members shall, without payment,~~ a member only be entitled to a share certificate ~~within two (2) months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) in the form determined by~~ if the Directors resolve that share certificates be issued. All certificates shall specify the share or shares held by that person and the amount paid up thereon, provided that in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of the several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register of Members.

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
Article 6.1	The instrument of transfer of any share shall be in writing and in such usual or common form or such other form as the Directors may in their discretion approve and be executed by or on behalf of the transferor and shall be accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.	Article 6.1	The instrument of transfer of any share shall be in writing and in such usual or common form or such other form as the Directors may in their discretion approve and be executed by or on behalf of the transferor and shall be accompanied by the certificate (if any) of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.
Article 6.4

The Directors may also decline to register any transfer of any share unless:

(a) the instrument of transfer is lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

Article 6.4

The Directors may also decline to register any transfer of any share unless:

(a) the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
Article 9.1	If at any time the share capital is divided into different Classes, the rights attaching to any Class (unless otherwise provided by the terms of issue of the shares of that Class) may, subject to these Articles, be varied or abrogated with the written consent of the holders of three-fourths (3/4) of the issued shares of that Class or with the sanction of a resolution passed by the holders of a majority of not less than three-fourths (3/4) of the shares of that Class present and voting at a general meeting of the holders of the shares of that Class.	Article 9.1	If at any time the share capital is divided into different Classes, the rights attaching to any Class (unless otherwise provided by the terms of issue of the shares of that Class) may, subject to these Articles, be varied or abrogated with the written consent of the holders of three-fourths (3/4) of the issued shares of that Class or with the sanction of a resolution passed by the holders of a majority of not less than three-fourths (3/4) of the shares of that Class ~~present~~Present and voting at a general meeting of the holders of the shares of that Class.
Article 9.2	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one Class except that the necessary quorum shall be one or more persons holding or representing by proxy at least one-third (1/3) of the issued shares of that Class and that any holder of shares of the Class present in person or by proxy may demand a poll. Subject to any rights or restrictions for the time being attached to the shares of that Class, every Member of the Class shall on a poll have one vote for each share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.	Article 9.2

The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one Class except that the necessary quorum shall be one or more persons holding or representing by proxy at least one-third (1/3) of the issued shares of that Class and that any holder of shares of the Class ~~present in person or by proxy~~Present may demand a poll. Subject to any rights or restrictions for the time being attached to the shares of that Class, every Member of the Class shall on a poll have one vote for each share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
N/A	Addition	Article 19.8	The Directors may make Communication Facilities available for a specific general meeting or all general meetings of the Company so that Members and other participants may attend and participate at such general meetings by means of such Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.
Article 20.1

At least twenty-one (21) calendar days’ notice shall be given for any annual general meeting, and at least fourteen (14) calendar days’ notice shall be given for any extraordinary general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

Article 20.1

At least twenty-one (21) calendar days’ notice shall be given for any annual general meeting, and at least fourteen (14) calendar days’ notice shall be given for any extraordinary general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (which, in the case of a Virtual Meeting, includes a virtual place), the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
N/A	Addition	Article 20.3	The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) shall specify the Communication Facilities that will be utilised, including the procedures to be followed by any Member or other participants of the general meeting who wishes to utilise such Communication Facilities for the purpose of attending, participating and voting at such meeting.
Article 21.1	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. One or more Members holding shares which represent, in aggregate, not less than one-tenth of the votes attaching to all issued and outstanding Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall be a quorum for all purposes. A person may participate at a general meeting by conference telephone or other communication equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.	Article 21.1	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Members is ~~present~~Present at the time when the meeting proceeds to business. One or more Members holding shares which represent, in aggregate, not less than one-tenth of the votes attaching to all issued and outstanding Shares and entitled to vote, ~~present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative,~~Present shall be a quorum for all purposes. ~~A person may participate at a general meeting by conference telephone or other communication equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.~~

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
Article 21.2	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such other day, time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.	Article 21.2	If within half an hour from the time appointed for the meeting a quorum is not ~~present~~Present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such other day, time and place as the Directors may determine, and if at the adjourned meeting a quorum is not ~~present~~Present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.
Article 21.3	The Chairman of the Board shall preside as chairman at every general meeting of the Company. If there is no such Chairman, or if at any general meeting he is not present within fifteen (15) minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or person nominated by the Directors shall preside as chairman of that meeting, failing which the Members present in person or by proxy shall elect any person present to be chairman of that meeting.	Article 21.3	The Chairman of the Board shall preside as chairman at every general meeting of the Company. If there is no such Chairman, or if at any general meeting he is not ~~present~~Present within fifteen (15) minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or person nominated by the Directors shall preside as chairman of that meeting, failing which the Members ~~present in person or by proxy~~Present shall elect any person ~~present~~ Present to be chairman of that meeting.

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
N/A	Addition	Article 21.4

The chairman of the meeting shall be entitled to attend and participate at such general meeting by means of Communication Facilities, and to act as the chairman, in which event:

(a) the chairman of the meeting shall be deemed to be Present at the meeting; and

(b) if the Communication Facilities are interrupted or fail for any reason to enable the chairman to hear and be heard by all other persons attending and participating at the meeting then the Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if (i) no other Director is Present at the meeting, or (ii) all the Directors Present decline to take the chair, the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Directors.

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
Article 21.4	The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten (10) calendar days or more, not less than seven (7) calendar days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.	Article 21.5	The chairman may with the consent of any meeting at which a quorum is ~~present~~Present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten (10) calendar days or more, not less than seven (7) calendar days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.
Article 21.5	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman of the meeting or any Member present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative) with a right to attend and vote at the meeting demands a poll.	Article 21.6

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman of the meeting or any Member ~~present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative)~~Present with a right to attend and vote at the meeting demands a poll.

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
Article 21.8	Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.	Article 21.9	~~Except on a poll demanded on the election of a chairman or on a question of adjournment~~Subject to Article 21.11, a poll shall be taken in such manner (including the use of ballot or voting papers or tickets or by electronic voting) and at such time and place as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
Article 22.1

Subject to Article 4.1, and to any rights and restrictions for the time being attached to any Class or Classes of shares, (a) every Member who (being an individual) is present in person or by proxy or, if a corporation or other non- natural person is present by its duly authorised representative or by proxy, shall have the right to speak, (b) on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non- natural person is present by its duly authorised representative or by proxy, shall have one vote, and (c) on a poll every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one (1) vote for each Class A Ordinary share and ten (10) votes for each Class B Ordinary Share of which such member or the Member represented by proxy is the holder.

		Article 22.1	Subject to Article 4.1, and to any rights and restrictions for the time being attached to any Class or Classes of shares, ~~(a)~~ every Member who ~~(being an individual) is present in person or by proxy or, if a corporation or other non- natural person is present by its duly authorised representative or by proxy, shall~~is Present shall (a) have the right to speak, (b) on a show of hands ~~every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall~~ have one vote, and (c) on a poll ~~every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall~~ have one (1) vote for each Class A Ordinary share and ten (10) votes for each Class B Ordinary Share of which such member or the Member represented by proxy is the holder.

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
Article 23.2	The instrument appointing a proxy shall be deposited at such place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company, not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at such place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.	Article 23.2	The instrument appointing a proxy shall be deposited at such place or in such other manner (including by electronic means) as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company, not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at such place or in such other manner (including by electronic means) as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Articles of Association	No.	Articles of Association
Article 23.4	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at such place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company, before the commencement of the general meeting or adjourned meeting at which the proxy is sought to be used.	Article 23.4	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at such place or in such other manner as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company, before the commencement of the general meeting or adjourned meeting at which the proxy is sought to be used.

Note:	As the Proposed Articles Amendments involve additions and deletions of certain articles, references to articles in the Articles of Association shall be re-numbered accordingly, including cross-reference.

NOTICE OF ANNUAL GENERAL MEETING

Baozun Inc.

寶尊電商有限公司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of Baozun Inc. (the “Company”) will be convened and held at 9/F, The Rays, 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Wednesday, June 18, 2025 at 3:00 p.m., for the following purposes:

ORDINARY RESOLUTIONS

1.	To receive, consider and adopt the audited consolidated financial statements for the year ended December 31, 2024 together with the report of the directors of the Company (the “Directors”) and the independent auditor’s report.

2.	(a)	To re-elect the following retiring Directors:–

(i)	Mr. Satoshi Okada as Director.

(ii)	Dr. Jun Wang as Director.

(iii)	Ms. Bin Yu as Director.

(b)	To authorize the board of Directors (the “Board”) to fix the Directors’ fees.

3.	To re-appoint KPMG as auditor of the Company and authorize the Board to fix its remuneration.

4.	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined in this resolution) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and/or to resell treasury shares of the Company (if permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) as amended from time to time), and to make, issue or grant offers, agreements or options (including but not limited to warrants, bonds and debentures convertible into Class A ordinary shares or American depositary shares (“ADSs”)) which might require the exercise of such power be and is hereby generally and unconditionally approved;

*	for identification purposes only

NOTICE OF ANNUAL GENERAL MEETING

(b)	the approval in paragraph (a) of this resolution shall be in addition to any other authorization given to the Directors during the Relevant Period (as hereinafter defined) and shall authorize the Directors to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into Class A ordinary shares or ADSs) which would or might require the shares in the capital of the Company to be issued or allotted either during or after the end of the Relevant Period (as hereinafter defined);

(c)	the total number of Class A ordinary shares or ADSs allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) together with the treasury shares of the Company resold by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) an issue of Class A ordinary shares or ADSs upon the vesting of RSUs or exercise of options which may be granted under any share incentive plan or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries or any other person of shares or rights to acquire Class A ordinary shares or ADSs; or (iii) any scrip dividend schemes or similar arrangements providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20% of the total number of shares of the Company in issue (excluding treasury shares) as of the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever occurs first:

(i)	the conclusion of the first annual general meeting of the Company following the passing of this ordinary resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable laws of the Cayman Islands to be held; or

(iii)	the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares of the Company or issue of option, warrants or other securities of the Company giving the right to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their then holdings of such shares (or, where appropriate, such other securities) (subject in all cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

NOTICE OF ANNUAL GENERAL MEETING

5.	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to buy back its own Class A ordinary shares or ADSs, subject to and in accordance with all applicable laws and/or the requirements of the Listing Rules as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall be in addition to any other authorization given to the Directors and shall authorize the Directors on behalf of the Company during the Relevant Period to procure the Company to purchase its Class A ordinary shares or ADSs at a price determined by its Directors;

(c)	the total number of Class A ordinary shares or ADSs which are authorized to be bought back by the Directors pursuant to the approval in paragraph (a) above during the Relevant Period (as hereinafter defined) shall not exceed 10% of the total number of shares of the Company in issue (excluding treasury shares) as of the date of the passing of this resolution, and the authority granted pursuant to paragraph (a) above shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever occurs first:

(i)	the conclusion of the first annual general meeting of the Company following the passing of this ordinary resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable laws of the Cayman Islands to be held; or

(iii)	the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

NOTICE OF ANNUAL GENERAL MEETING

6.	“THAT conditional upon the passing of resolutions nos. 4 and 5 of this notice, the general mandate granted to the Directors pursuant to resolution no. 4 be and is hereby extended by the addition thereto of an amount representing the total number of shares of the Company bought back by the Company under the authority granted pursuant to the resolution no. 5, provided that such amount shall not be more than 10% of the total number of shares of the Company in issue (excluding treasury shares) as of the date of the passing of this resolution.”

SPECIAL RESOLUTION

7.	“THAT:

(a)	the Proposed Articles Amendments, the details of which are set out in Appendix III to the circular of the Company dated May 16, 2025, be and are hereby approved;

(b)	the Seventh Amended and Restated Memorandum and Articles of Association, which contains all the Proposed Articles Amendments and a copy of which has been produced to this meeting, marked “A” and initialled by the chairman of the Annual General Meeting for the purpose of identification, be and are hereby approved and adopted in substitution for and to the exclusion of the existing Memorandum and Articles of Association with immediate effect; and

(c)	any Director or company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that they shall, in their absolute discretion, deem necessary or expedient to give effect to the Proposed Articles Amendments and the adoption of the Seventh Amended and Restated Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Hong Kong and Cayman Islands.”

By order of the board
Baozun Inc.
Mr. Vincent Wenbin Qiu
Chairman

Hong Kong, May 16, 2025

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Any shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her, a proxy need not be a shareholder of the Company.

2.	In case of joint registered holders of any shares of the Company, any one of such persons may vote at the Annual General Meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto; but if more than one of such joint persons be present at the Annual General Meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	To be valid, the Proxy Form duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarized copy thereof must be delivered to the Company’s Hong Kong share registrar (“Hong Kong Share Registrar”), Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time for holding the meeting or any adjournment thereof (as the case may be).

4.	Completion and delivery of the Proxy Form will not preclude you from attending and voting in person at the Annual General Meeting or any adjourned thereof if you so wish. In such event, the Proxy Form shall be deemed to be revoked.

5.	For the purpose of ascertaining shareholders’ entitlement to attend and vote at the Annual General Meeting, the register of members of the Company was closed from Wednesday, May 14, 2025 to Monday, May 19, 2025 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for attending and voting at the Annual General Meeting, all transfer documents accompanied by the relevant share certificates (together the “Share Transfer Documents”) must be lodged with the Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, May 13, 2025.

6.	Pursuant to Rule 13.39(4) of the Listing Rules, all votes of the shareholders at the Annual General Meeting must be taken by poll. The chairman of the Annual General Meeting will exercise his power under the Company’s articles of association to put each of the above resolutions to be proposed at the Annual General Meeting to be voted by way of a poll.

7.	In case Typhoon Signal No. 8 or above is hoisted, or a Black Rainstorm Warning Signal or “extreme conditions caused by a super typhoon” announced by the Government of Hong Kong is/are in force in Hong Kong by the at or at any time after 12:00 noon on the date of the meeting, the meeting will be adjourned. The Company will post an announcement on the Company’s website (www.baozun.com) and the website of the Stock Exchange (www.hkexnews.hk) to notify shareholders of the date, time and place of the adjourned meeting.

The meeting will be held as scheduled when an Amber or Red Rainstorm Warning Signal is in force in Hong Kong. Shareholders should decide on their own whether they would attend the meeting under bad weather conditions bearing in mind their own situation.

8.	If shareholders have any particular access request or special needs for participating in the above meeting, please contact the Company (email: ir@baozun.com) on or before Tuesday, June 10, 2025.

9.	The Chinese version of this notice is for reference only. Should there be any discrepancies, the English version shall prevail.

As at the date of this notice, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.